UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Titan International, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    88830M102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      88830M102              SCHEDULE 13D/A         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,498,800
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,498,800
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,498,800
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.9%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      88830M102              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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The Schedule 13D (the "Schedule 13D") filed on October 24, 2005 by JANA Partners
LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of Titan International (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on December 16, 2005, Amendment No. 2 to the Schedule 13D filed on April 3, 2006 and Amendment No. 3 to the Schedule 13D filed on September 22, 2006, is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D. This Amendment No. 4 is being filed by the Reporting Person solely because of a change in the Reporting Person's beneficial ownership percentage resulting from the culmination of the Issuer's conversion offer as described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2007. The principal executive office of the Issuer is located at 2701 Spruce Street, Quincy, Illinois 62301.


Item 5.       Interest in Securities of the Company.

     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 26,601,232 Shares outstanding, which is the total number of Shares outstanding as of March 20, 2007 as reported in the Issuer's annual report for the fiscal year ended December 31, 2006 together with the newly converted shares as disclosed on the Issuer's Form 8-K filed on March 21, 2007.

     As of the close of business on March 20, 2007, the Reporting Person may be deemed to beneficially own 4,498,800 Shares constituting approximately 16.9% of the Shares outstanding.

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CUSIP NO.      88830M102              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 21, 2007



                                                    JANA PARTNERS LLC

                                                    BY: /s/ Barry Rosenstein
                                                    ------------------------
                                                    Name:  Barry Rosenstein
                                                    Title: Managing Partner

                                                    BY: /s/ Gary Claar
                                                    ------------------------
                                                    Name:  Gary Claar
                                                    Title: General Partner